SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

November 10th, 2004

Commission File Number [                    ]

Telefónica Móviles, S.A

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc.

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒    Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐    No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐    No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐    No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Telefónica Móviles quarterly results. July-September 2004.

Telefónica

Móviles

Financial Results

JULY - SEPTEMBER 2004

Telefónica Móviles Results

•	Increased commercial activity in the main markets of operation, amid strong and growing competitive pressure:

•	Net adds[1] reached almost 3MM customers in 3Q04, 74% higher than that obtained in 3Q03 and 9.2% higher than in 2Q04 figures[2].

•	Positive evolution of the contract segment, with a 47% increase in contract net adds in 3Q04 over 2Q04. Outstanding performance in Latin America, where contract net adds increased threefold over 2Q04.

•	Telefónica Móviles’ managed customer base rose to 58.8MM in September 2004 (+23% vs. 3Q03).

•	Including the customers of the Latin American operators of BellSouth[3], the total managed customer base would be over 71.9MM.

•	Growing commercial efforts by Telefónica Móviles España, which maintains its leadership in the Spanish market despite intensified competition:

•	High level of commercial activity in the quarter, both in customer acquisition and retention, especially in high-value customers and in segments with high growth potential.

•	Net adds of nearly 270,000 lines in the contract segment (residential and corporate) in 3Q04.

•	Positive performance of usage metrics, both in voice traffic and data services.

•	Improvement in the year-over-year growth rate in service revenues over the previous quarter reaching 8.0% vs. 3Q03 and 9.3% in 9M04.

•	EBITDA margin of 52.9% in 9M04, maintaining a solid operating efficiency in spite of greater commercial efforts and growing competitive pressure.

•	Vivo maintains its leadership position in the Brazilian market, leading the acquisition of new customers in the country:

•	The Brazilian market continues its strong expansion, in a context of growing commercial aggressiveness by competitors.

•	Vivo reached 24.6MM customers, with an estimated market share of 53% in its areas of operation, in September 2004. Net adds in 3Q04 exceeded 1.1MM customers.

•	EBITDA margin performance was impacted by the high commercial activity and by increased competition. Excluding the effect of commercial activity, Vivo obtained an adjusted[4] EBITDA margin of 61% in 9M04 (57.6% in 9M03).

•	Greater commercial activity at Telefónica Móviles México, which reached 4.5MM customers in September:

•	Improved market position after achieving net adds of 415 thousand customers in 3Q04 (+35% vs. 2Q04 and double the amount obtained in 3Q03).

•	Change of the trend in contract segment performance, with positive net adds in the quarter, as a result of the Company’s new commercial offer.

•	Increase in GSM coverage up to a level of population which accounts for 74% of the national GDP.

•	In spite of strong commercial efforts, the Company’s cost efficiency allowed for containment of EBITDA losses in the quarter.

[1]	Net adds for all managed Companies.

[2]	2Q04 figures exclude the impact of the 1.3MM inactive prepaid SIM cards adjusted in Telefónica Móviles España’s reported customer base as of April 2004.

[3]	Including 13.1MM subscribers for BellSouth’s Latin American operators, at the end of August 2004, last month of 3Q04 for BellSouth.

[4]	EBITDA margin excluding commercial and advertising costs, over service revenues. For comparison purposes, 9M03 includes TCO from 1 January 2003.

2004 July-September	1

Telefónica Móviles Results

•	Year-over-year growth of 12.8% in consolidated operating revenues, to €8,236.4MM in 9M04:

•	Excluding the impact of the incorporation of Telefónica Móviles Chile into the Group’s consolidation perimeter, and assuming constant exchange rates, revenue growth would have reached 14.3% in 9M04.

•	Service revenues totalled €7,282MM in 9M04, with a year-over-year increase of 10.5%, and of 10.2% in 3Q04 vs. 3Q03, with an improvement in the rate of growth with respect to 2Q04.

•	Impact of greater commercial activity and of intense competition on consolidated EBITDA, which grew 4.7% vs. 9M03, to €3,528MM.

•	Excluding the incorporation of Telefónica Móviles Chile into the Group’s consolidation perimeter, and assuming constant exchange rates, EBITDA growth would have been 4.6% in 9M04.

•	EBITDA margin for 9M04 stood at 42.8%, practically unchanged from 1H04, in spite of increased commercial activity and of the greater competitive pressure in most of our markets.

•	Reduction of 7.4% in consolidated net financial debt in the past 12 months, in spite of the impact of acquisitions carried out during the period.

•	Consolidated net income of €1,357MM in 9M04, with a year-over-year increase of 7.9%.

•	Excluding extraordinary items, net income would have totalled €1,379 MM, with a 10.2% increase vs. 9M03.

•	Telefónica Móviles’ priority remains to preserve its leadership position in Spain, encompassed with a best in class operating efficiency, which will allow it to continue being a reference in Europe. At the same time, the Company will seek to capture the strong growth opportunities of the different Latin American markets.

•	This implies higher commercial efforts, both in customer acquisition and retention initiatives, which has led the Company to review its outlook for full-year 2004. Assuming constant exchange rates and excluding changes in the consolidation perimeter with respect to December, 2003, that is, excluding the impact of the consolidation of Telefónica Móvil Chile from 1 August 2004 and of the Latin American assets purchased from BellSouth in 4Q04:

•	The Company estimates that growth in consolidated operating revenue in 2004 will be around 12%-13%.

•	The Company estimates that year on year growth of consolidated EBITDA in 2004 will be around 3%.

•	Consolidated capex is expected to be slightly above €1,500MM, compared to the €1,600MM initially foreseen.

2004 July-September	2

Telefónica Móviles Results

As regards comparative information and changes in the consolidated Group, we would highlight the following:

•	Tele Centro Oeste Celular Participaçoes, S.A. (“TCO”) has been integrated within Telefónica Moviles’ consolidation perimeter since 1 May 2003, so it only impacted results for five months during 9M03, compared to nine months during 2004.

In October 2003, TCP increased its shareholding in TCO to 86.58% of ordinary shares –which represents 28.87% of total share capital (not including treasury stock).

•	The sale of 100% of Telefónica Mobile Solutions’ to TS Telefónica Sistemas SA, a company belonging to Telefónica Group, took place in June 2003, with effect from 31 March 2003. Since that date, it is not integrated within Telefónica Moviles’ consolidation perimeter.

•	In July 2003 Medi Telecom carried out a capital increase, as a result of which Telefónica Móviles increased its stake to 32.18%.

•	In December, 2003, Telefónica Móviles sold its Austrian subsidiary, 3G Mobile Telecommunications GmbH, to the mobile operator Mobilkom Austria. As of that date, this subsidiary no longer forms part of the consolidation perimeter of the Group.

•	In Brazil, in March 2004, the tax credits used by Tele Leste, TCO, CRT and Tele Sudeste as a result of the existing goodwill in those companies were capitalized. This capitalization has not resulted in any cash outflow for Brasilcel, but has led to an increase in the shareholdings in these companies.

•	In June 2004 the company acquired an additional 13.95% in Mobipay Internacional, and now holds a 50% stake in the company. The percentage increase prompted a change in how Mobipay International is consolidated, from the equity method to the proportional method.

•	At the end of June 2004 Brasilcel acquired from NTT DoCoMo and Itochu Corporation a total 10.5% of the share capital of Sudestelcel Participaçoes, the holding company controlling a stake in Tele Sudeste Celular Participaçoes. Through this operation, Brasilcel now controls 100% of Sudestelcel Participaçoes.

•	The acquisition of 100% of the shares of Telefónica Móvil Chile, the mobile telephone operator in Chile, to Telefónica CTC (company belonging to Telefónica Group) took place on July 23rd 2004. Since that date, Telefónica Móvil Chile is integrated within Telefónica Moviles’ consolidation perimeter through the full consolidation method. The total amount paid for the acquisition stands at €1,089MM.

2004 July-September	3

Telefónica Móviles Results

For an easier understanding of Telefónica Móviles’ financial statements, the economic stakes held by the Company in each of its subsidiaries, along with the consolidation method used in its consolidated financial statements in each period, are provided.

Economic ownership

	September		Consolidation method
	2004	2003	3Q 2004	3Q 2003
T. Moviles España	100.00%	100.00%	Full consolidation	Full consolidation
Brasilcel [1]	50.00%	50.00%	Proportional method	Proportional method
TCP Argentina	97.93%	97.93%	Full consolidation	Full consolidation
TEM Perú	97.97%	97.97%	Full consolidation	Full consolidation
T. Móviles México	92.00%	92.00%	Full consolidation	Full consolidation
TM Chile [2]	100.00%	—	Full consolidation	—
TEM El Salvador [3]	91.75%	90.26%	Full consolidation	Full consolidation
TEM Guatemala	100.00%	100.00%	Full consolidation	Full consolidation
Group 3G (Germany)	57.20%	57.20%	Full consolidation	Full consolidation
IPSE 2000 (Italy)	45.59%	45.59%	Equity method	Equity method
3G Mobile (Austria) [4]	—	100.00%	—	Full consolidation
3G Mobile AG (Switzerland)	100.00%	100.00%	Full consolidation	Full consolidation
Medi Telecom	32.18%	32.18%	Equity method	Equity method
TM Interacciona	100.00%	100.00%	Full consolidation	Full consolidation
Mobipay España	13.36%	13.33%	Equity method	Equity method
Mobipay International [5]	50.00%	36.00%	Proportional method	Equity method
TmAs	100.00%	100.00%	Full consolidation	Full consolidation

[1]	Joint Venture which fully consolidates Tele Sudeste Celular Participaçoes, Celular CRT Participaçoes, Tele Leste Celular Participaçoes, Telesp Celular Participaçoes. Telesp Celular Participaçoes fully consolidates Global Telecom Participaçoes and from May 2003 Tele Centro Oeste Participaçoes.

Stakes that Brasilcel consolidates in subsidiaries: Tele Sudeste Celular Participaçoes 86.68%; Telesp Celular Participaçoes Participaçoes 65.12%; Global Telecom Participaçoes 65.12%; CRT Celular Participaçoes 50.42%; Tele Leste Celular Participaçoes 27.86% and Tele Centro Oeste Participaçoes 19.08%.

[2]	After the acquisition of 100% of TM Chile, this company is fully consolidated from July 23rd.

[3]	After capitalising debt in TEM El Salvador in 2004, Telefónica Móviles has increased its stake up to 91.75%.

[4]	After the disposal of 3G Mobile to Mobilkom Austria, with effect from December 2003 this company is not integrated within Telefónica Móviles’ consolidation perimeter.

[5]	In June 2004 Telefónica Móviles, S.A. has increased its stake to 50%

Exchange rates

	Profit and Losses (1)		Balance sheet and Capex
	September 2004	September 2003	September 2004	September 2003
Brazil (€ / Brazilian Real)	3.639	3.457	3.547	3.406
Mexico (€ / Mexican Peso)	13.976	12.131	14.160	12.732
Argentina (€ / Argentinean Peso)	3.592	3.287	3.699	3.397
Peru (€ / Peruvian Nuevo Sol)	4.093	3.867	4.147	4.058
Chile (€ / Chilean Peso)	746.269	733.788	757.576	770.162
El Salvador (€ / Colon)	10.717	9.714	10.858	10.196
Guatemala (€ / Quetzal)	9.810	8.777	9.823	9.362

[1]	These average exchange rates are used to convert the P&L accounts of the Group foreign subsidiaries from local currency to euros. P&L accounts for subsidiaries that use inflation adjusted accounting criteria (Mexico, Peru and Chile), are first converted to US dollars at the closing exchange rate, and then the conversion into euros is made according to the average exchange rate.

[2]	Exchange rates as of 30/09/04 and 30/09/03.

2004 July-September	4

Telefónica Móviles Results

Telefónica Móviles Group

Consolidated Income Statement

Unaudited figures				In million Euros

	January -September		% Change	July - September		% Change
	2004	2003		2004	2003
Operating revenues	8,236.4	7,303.8	12.8	2,948.5	2,667.9	10.5

EBITDA	3,527.6	3,368.7	4.7	1,256.8	1,241.7	1.2

Operating profit	2,424.1	2,296.5	5.6	871.6	894.3	(2.5)

Income before taxes	2,076.4	1,912.2	8.6	750.4	755.3	(0.6)

Net income before minority interests	1,355.2	1,245.5	8.8	467.4	477.5	(2.1)

Net income	1,356.5	1,257.5	7.9	467.4	478.7	(2.4)

Free Cash Flow [1]	1,645.5	1,918.4	(14.2)	406.6	748.3	(45.7)

Outstanding shares (million)	4,330.6	4,330.6	—	4,330.6	4,330.6	—
Net income per share	0.31	€0.29	€7.9	0.11	€0.11	€(2.4)
FCF per share [2]	0.38	€0.44	€(14.2)	0.09	€0.17	€(45.7)
Dividend per share	0.1838	€0.1750	€5.0	0.1838	€0.1750	€5.0

[1]	Free Cash Flow = EBIT (1- t) + Amortization - Capex - Capitalized opex

[2]	Free Cash Flow per share

During the third quarter of 2004 the Group’s operators made a strong commercial effort in their markets, in a context of sustained and even intensified competitive pressure from the other players, compared with the previous quarter.

The high level of commercial activity has translated into managed net adds of almost 3MM customers in 3Q04, an increase of 74% vs. 3Q03 and 9.2% vs. 2Q045. We would point out the strong increase in net adds in the contract segment, which grew 47% in 3Q04 vs. 2Q04, and especially in Latin America (where they tripled from 2Q04).

The Group has increased its managed customer base by close to 7MM since the start of the year to 58.8MM customers at the end of September (+23% vs. 9M03). Of this total, 37.5MM correspond to the Latin American operators and 18.7MM to TME.

Including the customers from BellSouth’s Latin American operators6, whose acquisition was agreed in March, Telefónica Móviles would have over 71.9MM managed customers, 50.6MM of which correspond to Latin America.

Key aspects of the 9M04 results are as follows:

[5]	2Q04 figures exclude the impact of the 1.3MM inactive prepaid SIM cards adjusted in Telefónica Móviles España’s reported customer base as of April 2004.

[6]	Including 13.1MM subscribers for BellSouth’s Latin American operators, at the end of August 2004, last month of 3Q04 for BellSouth.

•	Year-over-year growth of 12.8% in operating revenues to €8,236.4MM in 9M04. The incorporation of Telefónica Móvil Chile into the Group’s consolidation perimeter contributed 0.9 p.p. to revenue growth in 9M04, while exchange rate fluctuations led to a 2.4 p.p. decline in the growth of operating revenues in 9M04.

By components, service revenues totalled €7,282MM in 9M04, a year-over-year increase of 10.5% and of 10.2% in 3Q04 vs. 3Q03, with improved growth rates in 3Q04 vs. 2Q04. Handset sales (€954MM in 9M04) registered year-over-year growth of 34%.

By companies, TME obtained operating revenues of €6,043MM in 9M04 (+10.5% vs. 9M03).

Consolidated Latin American operators contributed €2,195MM of operating revenues in 9M04, with growth in euro terms of 20.0%. Excluding the impact of Telefónica Móviles Chile’s incorporation into the Group’s consolidation perimeter and of exchange rates fluctuations, these revenues would have shown growth of 26.1% vs. 9M03.

•	Greater commercial activity and increased competitive pressure impacted consolidated EBITDA, which grew 4.7% vs. 9M03 to €3,528MM. The incorporation of Telefónica Móviles Chile into the Group’s consolidation perimeter contributed 0.5 p.p. to EBITDA growth in 9M04, while exchange rate fluctuations led to an 0.3 p.p. decline in the growth of EBITDA in 9M04.

2004 July-September	5

Telefónica Móviles Results

The EBITDA margin was 42.8% in 9M04, virtually unchanged compared with 1H04, despite the increase in commercial activity and greater commercial efforts in most markets, which translated into an increase in per unit commercial costs in the main markets.

In Spain, TME’s EBITDA reached €3,196MM in 9M04 (+7.7% vs. 9M03), leaving an EBITDA margin of 52.9%.

EBITDA for the Group’s consolidated Latin American subsidiaries, in euros, fell by 16.6% vs. 9M03, affected by the commercial efforts made to lead growth in the markets in which the Group is present. Nonetheless, we would highlight a slight containment of the erosion in EBITDA margins vs. previous quarters, despite the increased commercial activity, especially in Mexico.

Assuming constant exchange rates and excluding Telefónica Móvil Chile’s contribution to the consolidated results in 9M04, these companies’ EBITDA would have declined 17.5% vs. 9M03.

As regards the rest of the main items, we would highlight the following:

•	Improvement in income from associated companies, as net losses from companies consolidated by the equity method declined by 47% (-€30MM vs. -€57MM in 9M03). Losses attributable to the Group through its stake in Médi Telecom showed a year-over-year decrease of 60% whilst losses attributable to IPSE 2000 decreased by more than 30% compared with 9M03.

•	The 9.3% year-over-year decrease in negative net financial results vs. 9M03 was due mostly to lower net financial expenses derived from the decrease in average net debt.

Consolidated net financial debt at the end of September 2004 stood at €5,270MM, posting a decrease of 7.4% in the last 12 months. The increase vs. 2Q04 (+8.5%) is due to the impact of the acquisition of Telefónica Móvil Chile at the end of July.

Proportionate net financial debt at the end of September 2004 stood at €5,972MM (-7.5% vs. September 2003).

•	The 20% decrease in goodwill amortization vs. 9M03, due primarily to the allocation in 4Q03 of part of the goodwill at Telefónica Móviles México as higher value of the operator’s license. Also, in 2Q04, and after finalising the analysis of TCO’s assets & liabilities, part of the goodwill arising from the TCO acquisition was recorded as an increase in the value of the company’s assets, mostly licenses and telephone installations. 3Q04 includes two months of amortization of the goodwill arising from the acquisition of Telefónica Móvil Chile.

•	Net extraordinary losses of €23MM vs. €6MM of extraordinary profits in 9M03.

•	Consolidated net income totalled €1,357MM in 9M04 with a year-on-year increase of 7.9%. Excluding extraordinary items, net income would have been €1,379MM (+10.2% over 9M03).

In 9M04, consolidated capex amounted to €1,029MM, a 59% year-over-year increase, due to higher investments in the main markets (the rollout of TME’s UMTS network and GSM networks in Argentina and Mexico, as well as the increase in capacity in Brazil) and the impact of the incorporation of Telefónica Móvil Chile. Capex committed at the end of September was €1,437MM.

Consolidated free cash flow generation7 in 9M04 was €1,646MM, a decrease of 14.2% vs. the same period of 2003 due to higher capex this year.

[7]	Consolidated Free Cash Flow = EBIT (1-t) + Depreciation – Capex – Capitalized Opex.

2004 July-September	6

Telefónica Móviles Results

OUTLOOK FOR 2004 IN THE CURRENT OPERATING ENVIRONMENT

In the increasingly mature Spanish market, there have been since the beginning of the year significant changes in the competitive environment, with strong commercial pressure from competitors, both in number portability and in prices. This has prompted the Company to increase customer loyalty actions and traffic promotions and has led to strong pressure on prices in the corporate segment.

On the other hand, the commercial performance observed during the first nine months of the year and at the start of the fourth quarter shows a strong dynamism in the major Latin American markets. This is driven by increased competition – derived from more aggressive commercial policies by existing operators and the entry, in some countries or regions, of new players – and by the macroeconomic stability in the region, which has translated into significant year-on-year growth in the total number of wireless users. This growth, which in most cases has surpassed the most optimistic forecasts, has prompted an upward revision of the growth potential of these markets, both by the Company and by third parties (regulators, investments banks, etc).

In this context, Telefónica Móviles’ priority remains to preserve its leadership position in Spain, encompassed with a best in class operating efficiency, which will allow it to continue being a reference in Europe. At the same time, the Company will seek to capture the strong growth opportunities in the different Latin American markets.

•	All this translates into greater commercial efforts, both in customer acquisition and retention initiatives, with an impact on both commercial expenses and operating revenues (greater traffic promotions and loyalty points, accounted as for lower revenues). This has led the Company to review its outlook for full-year 2004.

REVENUES

The Company estimates that growth in consolidated operating revenues in 2004 will be around 12%-13%8.

In Spain, considering the factors already mentioned, along with lower growth in the active customer base, the higher number of gross adds without handsets and the impact of the 12% reduction in mobile termination rates recently approved by the regulator – to take effect from 1 November– growth rate in both operating and service revenues is expected to exceed 8% in 2004.

EBITDA

The Company estimates the year over year growth of consolidated EBITDA in 2004 will be around 3%8.

In Spain, in spite of greater commercial costs over 2003, Telefónica Móviles España reiterates its target of maintaining an EBITDA margin of over 50% for full-year 2004, which will allow it to continue being a reference in Europe.

In Brazil, the stronger growth of the total market and the increasing aggressiveness of competitors, compared to the Company’s initial expectations, have prompted Vivo to increase its commercial objectives for 2004. In this scenario, the Company expects to reach an EBITDA margin for full-year 2004, after management fees, of 30%-35%. In spite of the downward revision of margins for the short term, the Company reiterates its goal of achieving EBITDA margins of above 40% in the medium term, once the pace of market growth starts to ease from maximum levels.

In Argentina, higher economic growth and the launch of the GSM network are allowing a significant expansion of the customer base. This leads the Company to expect strong commercial activity in the coming months, which logically should have a significant impact on margins for the full year. Therefore, the Company does not expect any significant contribution from its operations in Argentina to Group EBITDA in 2004.

[8]	Assuming constant exchange rates and excluding changes in the consolidation perimeter with respect to December, 2003. Excludes the impact of consolidation of Telefónica Móvil Chile from 1 August 2004 and the assets acquired from BellSouth in Latin America in the fourth quarter of the year.

2004 July-September	7

Telefónica Móviles Results

CAPEX

The Group estimates consolidated capex9 of just over €1,500 million for full-year 2004, vs. its initial forecast of €1,600 million.

Of the total, about €650MM will correspond to Telefónica Móviles España. In Mexico, the Company expects to invest slightly above €400MM in 2004 to continue expanding its GSM network across the country. In Brazil, capex corresponding to 50% of Vivo will stand at about €250MM, driven by the strong growth in the customer base. In Argentina, capex forecast by TCP Unifón for 2004 stands at €130MM and will be used to roll out the new GSM network.

[9]	Excludes the impact of consolidation of Telefónica Móvil Chile from 1 August 2004 and the assets acquired from BellSouth in Latin America in the fourth quarter of the year.

2004 July-September	8

Telefónica Móviles Results

The following significant events took place during the last few months:

•	In October, Telefónica Móviles has closed the acquisition of BellSouth’s operators in Colombia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela.

The company expects to acquire the rest of the operators (in Argentina and Chile) over the course of 2004, once it obtains the required authorisations from the regulators.

•	The voluntary cash tender offers launched by Brasilcel and its subsidiary Telesp Celular Particpaçoes (TCP), for part of the outstanding shares of some of its subsidiaries concluded in mid-October. As a result of the offers, Brasicel’s stake in its subsidiaries has increased to the following percentages:

Brasilcel’s stakes in:	ON	PN	Total
TSD	91.7%	90.3%	90.9%
TBE	68.7%	40.9%	50.6%
CRT	91.0%	49.7%	67.0%

TCP’s stakes in:	ON	PN	Total
TCO	86.2%	32.8%	50.6%

In aggregate, the cash tender offers represented a total expenditure of approximately R$607MM for Brasilcel and approximately R$902MM for TCP.

Additionally, TCP’s Board of Directors approved a capital increase of approximately R$2,054MM. The use of proceeds of the rights issue will be to (i) repay a bridge loan related to the tender offer for a portion shares of TCO and (ii) to repay other short-term debt. The capital increase will improve TCP’s capital structure, providing it with financial flexibility to carry out its capex program.

2004 July-September	9

Telefónica Móviles Results

Market Size

								In thousands

	Total [1]			Managed [2]			Equity [3]
	September		% Change	September		% Change	September		% Change
	2004	2003		2004	2003		2004	2003
Spain and Mediterranean Basin
Subscribers	21,269	20,974	1.4%	21,269	20,974	1.4%	19,524	19,708	-0.9%
Pops	73,964	72,357	2.2%	73,964	72,357	2.2%	53,494	52,049	2.8%
Latin America
Subscribers	37,346	24,627	51.6%	37,504	26,834	39.8%	19,008	10,892	68.0%
Pops	334,868	314,408	6.5%	338,820	333,670	1.5%	280,524	207,083	35.5%
TOTAL
Subscribers	58,615	45,601	28.5%	58,773	47,807	22.9%	38,533	30,600	23.6%
Pops	408,832	386,765	5.7%	412,784	406,028	1.7%	334,018	259,131	28.9%

[1]	Total customers from all operators in which Telefónica Móviles holds an economic participation. In 2003, excludes Chile and Puerto Rico. In 2004, after TM Chile’s acquisition, it only excludes Puerto Rico.

[2]	Total subscribers plus the subscribers of managed companies.

[3]	Total subscribers weighted by the economic interest held in each company. In 2003, excludes Chile and Puerto Rico. In 2004, after TM Chile’s acquisition, it only excludes Puerto Rico.

Results by geographic regions

Unaudited figures	In million Euros

	REVENUES						EBITDA
	January - Sept.		% Change	July - September		% Change	January - Sept.		% Change	July - September		% Change
	2004	2003		2004	2003		2004	2003		2004	2003
Spain	6,042.9	5,467.2	10.5%	2,138.9	1,997.6	7.1%	3,195.6	2,966.9	7.7%	1,136.9	1,091.0	4.2%
Latinamerica [1]	2,194.7	1,829.6	20.0%	811.9	670.5	21.1%	384.7	461.4	-16.6%	138.4	170.5	-18.8%
Rest and intragroup sales	-1.2	7.0	c.s.	-2.4	-0.2	n.s.	-52.7	-59.5	-11.5%	-18.5	-19.8	-6.4%
TOTAL	8,236.4	7,303.8	12.8%	2,948.5	2,667.9	10.5%	3,527.6	3,368.7	4.7%	1,256.8	1,241.7	1.2%

[1]	The comparison is affected by the incorporation of TCO from May 2003 and of TM Chile from August 2004.

2004 July-September	10

Business performance by geographic region

Spain

•	Leadership in the Spanish market maintained, in spite of intensified competition.

•	High commercial activity during the quarter, both in customer acquisition and retention, mainly in high-value customers and segments with high growth potential.

•	Positive performance of usage metrics, both in voice traffic and data services.

•	Improvement in service revenues’ year-over-year growth rate vs. 2Q04.

•	Solid operating efficiency in spite of greater commercial efforts and intensified competitive pressure.

T. Móviles España

		In thousands

	September		% Change
	2004	2003
Subscriber Data [1]
Total subscribers	18,697	19,108	n.c.
Prepaid	9,824	11,605	n.c.
Contract	8,872	7,503	n.c.
Equity Subscribers	18,697	19,108	n.c.

Unaudited figures					In million Euros

	January -September		% Change	July - September		% Change
	2004	2003		2004	2003
Financial Data
Operating revenues	6,042.9	5,467.2	10.5%	2,138.9	1,997.6	7.1%
EBITDA	3,195.6	2,966.9	7.7%	1,136.9	1,091.0	4.2%
EBITDA Margin	52.9%	54.3%	-1.4 p.p	53.2%	54.6%	-1.5 p.p

[1]	At the close of 1H04 the Company decided it will no longer include 1.3MM inactive prepaid SIM cards in its reported customer base. For reporting purposes, this adjustment has been made from 1 April 2004 and all the operating metrics corresponding to 3Q04 and 9M04 have been calculated taking this adjustment into account.

Operating Revenues (% over total)

	January - September		July - September
	2004	2003	2004	2003
Customer revenues	67%	66%	67%	64%
Interconnection	19%	21%	19%	20%
Handset sales	10%	9%	9%	9%
Roaming-in	3%	4%	5%	5%
Other	0%	1%	0%	1%

Market conditions during the third quarter of 2004 were the same as those observed in the first half of the year, with growing commercial pressure from competitors, mainly focused on number portability actions and on more aggressive pricing in the corporate segment.

In the current market environment, TME’s commercial strategy has continued to focus primarily on high-value segments and certain niches with strong growth potential, for which several new commercial initiatives have been launched during the quarter.

TME ended September with a total customer base of 18.7MM, after reaching 58 thousand net adds in 3Q04. This figure was driven by nearly 270.000 net adds in the contract segment (residential and corporate), which was partly offset by the loss of customers in the prepaid segment partly explained by number portability actions. The weight of the contract segment over the total customer base now stands at 47.5%, 8.2 p.p. higher than at the end of September 2003. Such performance is boosted by ongoing prepaid to contract migrations, with levels over 200,000 migrations per quarter and approximately 780,000 in the

2004 July-September	11

Business performance by geographic region

year to date, similar to the figure registered in 9M03.

Meanwhile, in line with the Company’s customer loyalty strategy, handset upgrades reached close to 2.7MM in the first nine months of the year, which reflects the healthy handset upgrade pace achieved through ongoing initiatives.

Taking into account all its commercial initiatives (gross additions, migrations and handset upgrades), commercial activity in 9M04 grew 7% vs. 9M03.

In recent months the Company has launched several initiatives aimed at increasing traffic on TME’s networks, among which we would highlight the specific summer promotion “Mis Favoritos” (where a €3 subscription fee entitled any TME customer to choose two telephone numbers with whom to speak and send SMS and MMS for just €0.01/min.). The Company has also launched the “Número Internacional Activa” initiative to meet the communication needs of the growing number of foreign residents in Spain. Finally, the “Sub-26” rate was launched, offering very attractive terms for customers under the age of 26.

Thanks to these initiatives and the overall increase in customer usage, traffic carried on TME’s networks increased by 12% in 3Q04 vs. 3Q03 and 5% over 2Q04, with an accumulated increase of 14% in 9M04.

MOU for 9M04 was 128 minutes (138 in 3Q04).

Regarding data services, customer usage continues to increase: more than 2.8MM customers used web browsing with GPRS technology in September, more than 800 thousand customers carried multimedia messages (MMS) and half a million used its i-mode service.

Also of note is the Ring-Back Tones service, launched during the second quarter as a pioneer service in Spain, under the commercial name “Ya Voy”, which at the end of September already had close to 700 thousand users, who pay a monthly fee to maintain the service.

New data and content services launched recently include a new Single European Data Tariff for Internet, Intranet and WAP traffic via GPRS within the SET (Single European Tariff) zone, which comprises most western European countries, and also allows for a single voice tariff for TME customers using Roaming services.

It is also worth highlighting the launch of other new services in Spain, such as “SMS Sorpresa” and multimedia soccer services (videos and photos of goals, live scores from the Spanish league, etc.). TME has also launched pioneering telesurveillance and remote control services allowing users to watch on their handset online images captured with a webcam. Also worth noting is the collaboration between TME and ONCE, the Spanish National Organization for the Blind, to launch a lottery service based on GPRS handsets, a service already available nationwide with more than 6,000 GPRS mobile handsets managed through TME’s network.

All these factors have led to a healthy growth in data revenues to €721MM in 9M04 (+15% vs. 9M03). Data ARPU totalled €4.2 in 9M04.

ARPU performed positively, reaching €32.4 in 9M04 and €35.0 in 3Q04.

Highlights of TME’s financial results in the period are as follows:

•	Operating revenues rose 7.1% year-over-year in 3Q04 to €2,139MM, with a 10.5% increase in 9M04 vs. 9M03.

By components, service revenues (€1,953MM in 3Q04) showed a slight improvement in its year-over-year growth rate, with a 8.0% increase vs. 3Q03 (+7.1% in 2Q04 vs. 2Q03). Total service revenues for 9M04 stood at €5,433MM, 9.3% higher than in 9M03.

Handset sale revenues stood at €186MM in 3Q04, slightly below 3Q03, but were up 23% year-over-year in 9M04.

•	Due to the stronger commercial activity in the market and the TME’s greater focus on subscriber acquisition and retention initiatives, the weight of subscriber acquisition and retention costs over operating revenues stood at 8.3% in 3Q04 (+1.5 p.p. vs. 3Q03) and 8.2% in 9M04 (+1.3 p.p. vs. 9M03). This increased effort was primarily driven by the increasing weight of number portability initiatives, which bear a high commercial cost, and the efforts made in subscriber acquisition and retention activities this summer.

•	EBITDA in 3Q04 was €1,137MM, an increase of 4.2% vs. 3Q03. EBITDA in 9M04 was €3,196MM (+7.7% vs. 9M03).

The EBITDA margin was 53.2% in 3Q04 and 52.9% in 9M04 (-1.4 p.p. vs. 9M03), despite the Company’s greater commercial activity.

2004 July-September	12

Business performance by geographic region

Once again this quarter, we note that since March 1st 2004, the fee for using the UMTS spectrum has no longer been capitalised, nor have the other expenses related to this technology. Additionally, UMTS-related expenses capitalised up to now have started being depreciated, with an €31MM impact on depreciation.

•	Capex in 9M04 totalled €439MM, driven by the rollout of the UMTS network which accounted for nearly one third of total capex in 9M04.

Morocco

•	Increased commercial activity in 3Q04.

•	Sustained growth in operating results.

Médi Telecom ended September with 2.572MM customers, an increase of 38% year-over-year and 20% vs. 2Q04

3Q04 featured stronger commercial activity as a result of the launch of new packs and the summer campaigns. Net adds in the quarter amounted to 424 thousand customers, 4 times higher than in 2Q04 and 3Q03.

As for financial results, revenues and EBITDA continued to advance, driven by customer and traffic growth. In 9M04 operating revenues, in euro terms, grew 23% year-over-year to €248MM (€100MM in 3Q04). EBITDA in 9M04 was €103MM, 51% higher than in 9M03 (€38MM in 3Q04, once again marking an improvement on the previous quarter).

3Q04 EBITDA margin is affected by the high level of commercial activity in the quarter, standing at 38% (41.5% in 9M04).

Thanks to this performance and the capex containment, operating cash flow reached €66MM in 9M04, double the total for all of 2003.

2004 July-September	13

Business performance by geographic region

Latin America

Latin America

	In thousands

	September		% Change
	2004	2003
Subscriber Data
Total subscribers [1]	37,346	24,627	51.6%
Prepaid	30,225	18,710	61.5%
Contract	7,121	5,917	20.3%
Equity Subscribers	19,008	10,892	68.0%

Unaudited figures					In million Euros

	January -September		% Change		July - September		% Change
	2004	2003			2004	2003
Financial Data [2]
Operating revenues	2,194.7	1,829.6	20.0%		811.9	670.5	21.1%
EBITDA	384.7	461.4	-16.6%		138.4	170.5	-18.8%
EBITDA Margin	17.5%	25.2%	-7.7	p.p	17.0%	25.4%	-8.4	p.p

[1]	Total customers from all operators in which Telefónica Móviles holds an economic participation. In 2003, excludes Chile and Puerto Rico. In 2004, after TM Chile’s acquisition, it only excludes Puerto Rico.

[2]	The comparison is affected by the incorporation of TCO from May 2003 and of TM Chile from August 2004.

Brazil

•	Vivo continued to lead the market growth, with more than 1.1MM net adds in the quarter.

•	Strong commercial activity and increased competitive pressure impact operating results.

•	Excluding the effect of commercial costs, Vivo reaches an adjusted[11] EBITDA margin of 61% in 9M04.

Brazil

	In thousands

	September		% Change
	2004	2003
Subscriber Data [1]
Total subscribers [1]	24,645	18,470	33.4%
Prepaid	19,657	13,742	43.0%
Contract	4,989	4,728	5.5%
Equity Subscribers [2]	6,789	5,039	20.6%

Unaudited figures							In million Euros

	January - September		% Change		% change in local currency		July - September		% Change
	2004	2003					2004	2003
Financial Data [3]
Operating revenues	1,118.5	973.3	14.9%		21.0%		386.6	388.0	-0.4%
EBITDA	385.2	373.2	3.2%		8.7%		123.2	155.9	-21.0%
EBITDA Margin	34.4%	38.3%	-3.9	p.p	-3.9	p.p	31.9%	40.2%	-8.3	p.p

[1]	Subscribers of Brasilcel, the Joint Venture with Portugal Telecom.
[2]	Total subscribers weighted by the economic interest held by Telefónica Móviles and Portugal Telecom in Brasilcel.
[3]	The comparison is affected by the incorporation of TCO from May 2003.

[11]	EBITDA margin excluding commercial and advertising costs, over service revenues. For comparison purposes 9M03 includes TCO from 1 January 2003.

2004 July-September	14

Business performance by geographic region

In spite of the seasonality of the period following the strong commercial campaigns for Mothers’ Day and Valentine’s Day in 2Q04, the Brazilean cellular market continued to post strong growth rates for another quarter.

Wireless penetration rate reached over 33% at the end of September, compared to 30% in June (with 35% penetration in Vivo’s areas of operation).

In a context of a rapidly expanding market, with increased commercial efforts by all operators, Vivo maintains its leadership positioning, ending September 2004 with a total customer base of 24.6MM (+33% compared with September 2003 and 5% compared with June 2004). Net adds in the quarter stood at more than 1.1MM customers, driven by the Father’s Day campaign in August (although below the 1.6MM in 2Q04 due to the aforementioned seasonality of 3Q, and compared with 0.95MM in 3Q03).

At the end of 3Q04 Vivo’s estimated average market share was 42% for Brazil as a whole and 53% in its areas of operation.

As for customer usage, blended MOU in 3Q04 was 87 minutes, while blended ARPU was 32 reais.

MOU and ARPU’s year-over-year performance was shaped by the sharp growth in the total customer base -mostly in the prepaid segment- increased traffic promotions and the impact on incoming traffic of the blocking of fixed-to-mobile calls by fixed line operators. Prepaid customers accounted for 80% of total customers at the end of September 2004, vs. 74% in 3Q03. Comparison with 2Q04 is also affected by the higher weight of the prepaid segment in the customer base.

Regarding Vivo’s financial results, accumulated operating revenues in 9M04 showed a 21% year-over-year increase in local currency, driven by higher service revenues and the growth of the customer base. Excluding TCO’s contribution during the first 4 months of 2004, operating revenues would have grown 11.5% vs. 9M03 in local currency. The impact of the competitive environment on the growth of revenues, with a higher volume of traffic promotions in 2004, must be taken into account, as well as the impact of the migration to SMP from July 2003.

EBITDA year-over-year growth in 9M04 stood at 8.7% in local currency. Excluding TCO’s contribution during the first 4 months of 2004, EBITDA would have decreased 1.6% in local currency, on the back of greater commercial activity vs. 9M03 and a tougher competitive environment.

As a result, the EBITDA margin after management fees was 31.9% in 3Q04 and 34.4% in 9M04. The almost stable margin in 3Q04 vs. 2Q04, despite lower net adds, is due to the increase in per unit subscriber acquisition costs deriving from tougher competition.

Excluding the impact of higher commercial costs, the performance of adjusted12 margin (60.7% in 9M04 vs. 57.6% in 9M03) reflects the improvement in operating efficiency and the economies of scale from the integration of the different operators under the single Vivo umbrella.

Finally, total capex in 9M04 stood at €169MM, driven by investments to boost the capacity of the operators’ networks in order to meet the growth of the customer base and by the further rollout of Vivo’s 1XRTT networks.

[12]	EBITDA margin excluding commercial and advertising costs, over service revenues. For comparison purposes 9M03 includes TCO from 1 January 2003

2004 July-September	15

Business performance by geographic region

Mexico

•	Improved competitive positioning, with more than 415 thousand net adds in the quarter.

•	Change in trend in the contract segment, with growth in the customer base vs. 2Q04.

•	Containment of EBITDA losses, despite strong commercial activity and tougher competition in the market.

•	Rollout of the GSM network continues, up to a level of population coverage of 74% of the national GDP.

T. Móviles México

		In thousands

	September		% Change
	2004	2003
Subscriber Data
Total subscribers	4,495	2,730	64.7%
Prepaid	4,235	2,459	72.2%
Contract	260	271	-3.7%
Equity Subscribers	4,135	2,512	64.7%

Unaudited figures					In million Euros

	January - September		% Change	% change in local currency	July - September		% Change
	2004	2003			2004	2003
Financial Data
Operating revenues	456.8	380.8	20.0%	38.2%	155.4	114.7	35.4%
EBITDA	-101.0	-50.4	100.2%	130.6%	-22.1	-33.8	-34.7%
EBITDA Margin	-22.1%	-13.2%	-8.9 p.p	-8.9 p.p	-14.2%	-29.4%	15.2 p.p

As a result of Telefónica Móviles México (TMM)’s efforts to extend its distribution network and improve its efficiency, and to expand the coverage of its GSM network, the Company continued to make progress in capturing new customers. In 3Q04 net adds reached 415 thousand, a sharp increase vs. 2Q04 (+35%) and more than double net adds in 3Q03.

TMM’s total customer base at the end of September was close to 4.5MM, with growth accelerating compared with previous quarters (+8% in 2Q04 vs. 1Q04 and +10% in 3Q04 vs. 2Q04).

Note also the positive results in the contract segment, with a clear change in trend. This is the first quarter with positive net adds (an increase of 20% in the customer base vs. 2Q04), driven by the good acceptance of the new commercial offers for the residential and corporate segments.

As for traffic, MOU in 3Q04 was 60 minutes (-2.2% vs. 2Q04) and ARPU was 172 Mexican pesos (stable from 2Q04).

Regarding financial results, we would highlight the positive performance of operating revenues in local currency in 3Q04 vs. 2Q04 (+5.6%) boosted by the improvement in service revenues, which were up 8.4% over 2Q04, driven by the growth of the customer base.

Despite the more intense commercial activity vs. 2Q04, EBITDA losses were €22MM in 3Q04, a 30% decline vs. 2Q04 thanks to the Company’s cost control policies. In 9M04, TMM posted an EBITDA loss of €101MM.

Total capex in the first nine months of 2004 was €287MM. TMM’s GSM network now reaches 189 cities, a level of population that represents 74% of the national GDP.

Meanwhile, at the beginning of October TMM sought authorisation from the Mexican telecommunications authorities (COFETEL) to bid for the new PCS frequencies.

2004 July-September	16

Business performance by geographic region

Argentina

•	Sharp increase in net adds, driven by the good reception of the GSM offer and by the contract segment.

•	Improved MOU and ARPU despite the strong increase in the customer base.

•	Operating result impacted by strong commercial activity and competitive pressure.

Telefónica Comunicaciones Personales (Unifón)

		In thousands

	September		% Change
	2004	2003
Subscriber Data
Total subscribers	2,606	1,689	54.3%
Prepaid	1,661	1,170	42.0%
Contract	945	519	82.0%
Equity Subscribers	2,552	1,654	54.3%

Unaudited figures					In million Euros

	January - September		% Change	% change in local currency	July - September		% Change
	2004	2003			2004	2003
Financial Data
Operating revenues	239.6	169.7	41.2%	54.3%	92.8	64.4	44.1%
EBITDA	19.6	50.6	-61.3%	-57.7%	-1.8	18.0	c.s.
EBITDA Margin	8.2%	29.8%	-21.7 p.p	-21.7 p.p	-1.9%	27.9%	-29.8 p.p

The Argentine cellular market continued to show rapid growth in 3Q04, driven by increased commercial activity from all operators and the rollout of GSM networks. The estimated penetration rate at the end of 3Q04 was 29%, compared with 25% in June 2004 and 19% in 3Q03.

In line with the Company’s strategy to improve its competitive positioning and as a result of the increase in the number of points of sale, the marketing campaigns directed to capturing the growth in the market and the rollout of GSM in new cities, Unifón recorded net adds of 417 thousand customers in 3Q04, double the figure obtained in 2Q04 and five times higher than in 3Q03.

At the end of September 2004, Unifón’s customer base stood at 2.6MM, a year-over-year increase of 54% and 19% more than in 2Q04. Growth was driven by GSM customers, which accounted for 17% of the total customer base at the end of 3Q04. We would also highlight the advance in the contract segment, which accounted for more than 36% of Unifón’s customer base at the end of September (31% in 3Q03).

Continuing with the trend seen in previous quarters, and underpinned by campaigns aimed at boosting the usage of voice and data services, customer usage ratios are improving despite the significant growth in the customer base. MOU increased by 28% vs. 3Q03, fuelled by growth in both incoming and outgoing traffic, leading ARPU to increase by 19% vs. 3Q03 and 8% vs. 2Q04 to 45 Argentinean pesos.

In terms of financial results, in 9M04 Unifón recorded a 54.3% year-over-year increase in operating revenues, in pesos, driven by growth in its customer base, higher traffic and the increase in handset sales.

The higher commercial activity, the increased competitive pressure and those costs associated with GSM, have led the company post an EBITDA loss in 3Q04. EBITDA in local currency in 9M04 was 58% lower than in 9M03 and EBITDA margin was 8.2% in 9M04 (29.8% in 9M03).

As for capex, the company has continued the roll out of its GSM network in 3Q04, which now reachs a population coverage of 80% of the national GDP. Total capex through September was €71MM.

2004 July-September	17

Business performance by geographic region

Peru

•	Acceleration in customer acquisition, leading the market growth.

•	Sharp growth in outgoing and on-net traffic.

•	EBITDA margin improved in 3Q04 despite stronger commercial activity.

T. Móviles Perú

	In thousands

	September		% Change
	2004	2003
Subscriber Data
Total subscribers	1,966	1,367	43.8%
Prepaid	1,627	1,071	51.9%
Contract	339	296	14.5%
Equity Subscribers	1,926	1,339	43.8%

Unaudited figures							In million Euros

	January -September		% Change		% change in local currency		July -September		% Change
	2004	2003					2004	2003
Financial Data
Operating revenues	183.9	182.7	0.6%		6.5%		65.7	61.4	7.1%
EBITDA	48.2	66.1	-27.2%		-22.9%		17.5	21.7	-19.3%
EBITDA Margin	26.2%	36.2%	-10.0	p.p	-10.0	p.p	26.7%	35.4%	-8.7	p.p

TM Perú continued to lead the strong growth of the Peruvian cellular market in 3Q04, with net adds of 171 thousand customers (+6% vs. 2Q04 and 2.7x higher than in 3Q03.

The strong rate of commercial activity has continued in the quarter, with an acceleration in the growth of the customer base both in the contract (+15% vs. 3Q03) and the prepaid segment (+52% vs. 3Q03). TM Perú ended September 2004 with 1.97MM customers, with year-over-year growth of 43.8%.

As regards financial results, TM Perú’s operating revenues in local currency grew 6.5% in 9M04 vs. 9M03, driven by the increase in the customer base and growth in outgoing and on-net traffic. These were partly offset by the lower interconnection revenues due to the decline in traffic from fixed networks and the reduction of fixed to mobile tariffs.

It is worth noting that despite the more intense commercial activity in 3Q04, the EBITDA margin for the quarter stood at 26.7%, higher than the margin registered in previous quarters thanks to cost control policies.

As a result of the intense commercial activity, operating expenses increased, leading to 22.9% declined in EBITDA vs. 9M034 in local currency. EBITDA margin in 9M04 stood at 26.2% vs. 36.2% in 9M03.

2004 July-September	18

Business performance by geographic region

Chile

•	Strong growth in the market, led by Telefónica Móvil Chile, which is part of the Group since July 23rd.

•	Growth in the customer base of 48% year-over-year.

•	Steady increase in the weight of GSM customers, which now account for 39% of the total customer base.

T. Móviles Chile

		In thousands

	September		% Change
	2004	2003
Subscriber Data
Total subscribers	3,002	2,031	47.8%
Prepaid	2,542	1,586	60.3%
Contract	460	445	3.3%
Equity Subscribers [1]	3,002	0	n.s.

Unaudited figures
In million Euros
August -Sept. 2004
Financial Data [2]
Operating revenues	63.2
EBITDA	15.7
EBITDA Margin	24.8%

[1]	TM Chile was incorporated to the consolidation perimeter in July 23rd. In 2003, Telefónica Móviles only managed the company.

[2]	Figures since the incorporation of TM Chile to the consolidated Income Statement in August 2004.

The acquisition of 100% of Telefónica Móvil Chile, which was already managed by Telefónica Móviles, was completed on July 23rd.

In a context of a sharp growth in the Chilean market, the Company continued to lead customer acquisition in 3Q04, obtaining net adds of 263 thousand customers vs. 86 thousand in 3Q03 and 238 thousand in 2Q04. Once again, it is worth highlighting the steady increase in the GSM customer base, which already accounts for 39% of the total customer base, with nearly 1.2MM customers.

As regards financial results, the increase in the customer base and in outgoing traffic drove revenue growth in local currency vs. 9M03, more than offsetting lower interconnection revenues due to the reduction in mobile interconnection tariffs. EBITDA growth was underpinned by the strong commercial activity compared with the previous year .

As for TM Chile’s contribution to Group results in 2004, which includes the months of August and September, it amounted to €63MM in operating revenues and €15.7MM in EBITDA, with an EBITDA margin of 24.8%.

2004 July-September	19

Business performance by geographic region

Guatemala and El Salvador

•	Growth trend in net additions.

•	Improved operating revenues in euros at constant exchange rates.

TEM Guatemala and TEM El Salvador

		In thousands

	September		%
	2004	2003	Change
Subscriber Data
Total subscribers	632	371	70.5%
Prepaid	503	268	88.2%
Contract	129	103	24.6%
Equity Subscribers	605	348	73.8%

Unaudited figures						In million Euros

	January -September		% Change		July -September		% Change
	2004	2003			2004	2003
Financial Data
Operating revenues	132.7	123.1	7.8%		48.2	42.0	14.8%
EBITDA	17.0	21.9	-22.4%		5.8	8.6	-32.3%
EBITDA Margin	12.8%	17.8%	-5.0	p.p	12.1%	20.5%	-8.4	p.p

The total customer base managed by Telefónica Móviles’ operators in Guatemala and El Salvador at the end of September 2004 stood at 632 thousand (298 thousand in Guatemala and 335 thousand in El Salvador), a year-over-year increase of 70.5%.

The acceleration in customer acquisition has continued in both countries in 3Q04, with combined net adds of 101 thousand customers in the quarter, (71 thousand in 2Q04 and 12 thousand in 3Q03) driven by the prepaid segment.

Regarding financial results, 9M04 total operating revenues for both companies grew by 19.6% in constant euros as a result of the larger customer base. The EBITDA margin is impacted by the increased commercial activity, resulting in a 13.9% reduction in constant euros in 9M04 EBITDA.

Puerto Rico

•	Intense commercial activity by all market players continues.

MoviStar Puerto Rico ended 3Q04 with close to 158 thousand customers, after achieving positive net adds of 3 thousand customers for the first time this year. Once again, the evolution of the customer base in the quarter reflected the strong competition in the market.

Once Telefónica Móviles’s management contract has been cancelled, the Company’s board of directors, controlled by Clearcomm, will shortly present a business plan for the operator. On the basis of this information, the value of Telefónica Móviles’ investment will be reviewed.

Telefónica Móviles’s current exposure for its operations in Puerto Rico includes: i) €50.3MM corresponding to convertible notes (principal and interests); ii) €49.9MM corresponding to a counter guarantee13 for a bridge loan granted by ABN AMRO; and iii) €9.2MM in notes used to repay a portion of the FCC debt. In total, the Company’s exposure stands at approximately €109.4MM.

On the other hand, Telefónica Móviles has recorded in its income statement revenues of €4.9MM corresponding to management fees and technology transfer.

[13]	Off-balance sheet commitment.

2004 July-September	20

Appendix

Telefónica Móviles Group

Consolidated Income Statement

Unaudited figures	In million Euros

	January - September			July - September
	2004	2003	% Change	2004	2003	% Change
Operating revenues	8,236.4	7,303.8	12.8	2,948.5	2,667.9	10.5
Operating expenses	(4,740.0)	(3,953.5)	19.9	(1,692.0)	(1,427.9)	18.5
Supplies	(2,321.3)	(1,743.3)	33.2	(843.5)	(640.8)	31.6
Personnel expenses	(375.3)	(361.3)	3.9	(127.9)	(123.9)	3.2
Subcontract and taxes	(2,043.4)	(1,848.9)	10.5	(720.5)	(663.2)	8.6
Other net operating income (expense)	31.2	18.4	69.5	0.3	1.7	(83.6)

EBITDA	3,527.6	3,368.7	4.7	1,256.8	1,241.7	1.2

Depreciation and amortization	(1,103.4)	(1,072.2)	2.9	(385.2)	(347.4)	10.9

Operating profit	2,424.1	2,296.5	5.6	871.6	894.3	(2.5)

Profit from associated companies	(30.1)	(56.8)	(47.0)	(9.1)	(9.1)	(0.3)
Financial income (expense), net	(235.0)	(259.0)	(9.3)	(82.6)	(101.9)	(19.0)
Amortization of goodwill	(59.7)	(74.3)	(19.6)	(21.1)	(27.8)	(24.0)
Extraordinary income (expense), net	(23.0)	5.8	c.s.	(8.4)	(0.2)	n.s.

Income before taxes	2,076.4	1,912.2	8.6	750.4	755.3	(0.6)

Income taxes	(721.2)	(666.7)	8.2	(283.0)	(277.8)	1.9

Net income before minority interests	1,355.2	1,245.5	8.8	467.4	477.5	(2.1)

Minority interests	1.3	12.0	(89.1)	(0.1)	1.2	c.s.

Net income	1,356.5	1,257.5	7.9	467.4	478.7	(2.4)

Outstanding shares (million)	4,330.6	4,330.6	—	4,330.6	4,330.6	—
Net income per share	0.31	€0.29	€7.9	0.11	€0.11	€(2.4)

2004 July-September	21

Appendix

Telefónica Móviles Group

Consolidated Balance Sheet

Unaudited figures	In million Euros

September 2004
Long term assets	10,681.9
Start up expenses	309.3
Intangible net assets	2,758.6
Fixed net assets	4,958.8
Investments	2,655.2
Goodwill	1,618.4
Deferred expenses	28.3
Current assets	5,171.9
Inventories	392.9
Accounts receivable	2,467.6
Short term investments [1]	1,889.2
Cash and banks	83.4
Other	338.8
Assets = Liabilities & Shareholders’ equity	17,500.5
Shareholders’ equity	4,612.3
Minority interests	80.2
Deferred income	40.7
Provisions for risks and expenses	1,170.8
Long term accrued taxes payable	39.4
Long term debt	5,794.2
Short term debt including current maturities	1,448.0
Other creditors	4,314.9

[1]	Only includes short term investments which bear interest.

Financial Debt

Unaudited figures	In million Euros

	September 2003	December 2003	September 2004
Consolidated net financial debt	5,690.4	5,086.7	5,269.6
Proportionate net financial debt	6,453.6	5,799.4	5,971.8

Consolidated Debt structure

2004 July-September	22

Appendix

Telefónica Móviles Group

Breakdown of subscribers, revenues and EBITDA

Unaudited figures				In million Euros

	January - September 2004			January - September 2003
	Subscribers (000’)	Revenues	EBITDA	Subscribers (000’)	Revenues	EBITDA
TEM Spain	18,697	6,042.9	3,195.6	19,108	5,467.2	2,966.9
Brazil [1]	24,645	1,118.5	385.2	18,470	973.3	373.2
Mexico	4,495	456.8	(101.0)	2,730	380.8	(50.4)
Argentina	2,606	239.6	19.6	1,689	169.7	50.6
Peru	1,966	183.9	48.2	1,367	182.7	66.1
Chile	3,002	63.2	15.7
Guatemala & El Salvador	632	132.7	17.0	371	123.1	21.9

[1]	The comparison is affected by the incorporation of TCO from May 2003.

Capex by geographic regions

Unaudited figures			In million Euros

	January - Sept.		% Change	July - Sept.		% Change
	2004	2003		2004	2003
Spain	439.2	359.7	22.1%	171.0	142.2	20.2%
Latinamerica [1]
Brazil	168.8	61.2	175.6%	97.5	19.1	410.5%
Mexico	286.5	198.3	44.5%	237.4	6.8	n.s.
Argentina	70.7	1.4	n.s.	10.6	1.0	n.s.
Peru	13.4	15.1	-11.3%	8.0	6.0	33.8%
Chile	18.3	—	n.s.	18.3	—	n.s.
Guatemala and El Salvador	30.9	9.4	n.s.	1.6	4.5	-64.8%
Rest of World	1.4	1.4	-3.9%	0.7	0.8	-7.2%
TOTAL	1,029.0	646.6	59.1%	545.1	180.4	202.2%

[1]	The annual comparison is affected by the incorporation of TCO from May 2003 and of TM Chile from August 2003.

2004 July-September	23

Appendix

Telefónica Móviles Group

Change in Debt

	In million Euros

	Cash Flow	June 2004

I	Cash flows from operations	2,989.6

II	Other payment related to operating activities	-30.6

III	Net interest payment	-262.4

IV	Payment for income tax	-43.2

A=I+II+III+IV	Net cash provided by operating activities	2,653.4

V	Net payment for investment in fixed and intangible assets	-925.5

VI	Net payment for financial investment	-1,107.6

B=V+VI	Net cash used in investing activities	-2,033.1

C	Dividends Paid	-783.8

D=A+B+C	Cash Flow after dividends	-163.5

E	Capital Increase	0.1

F	Effects on net debt of exchange rate changes, hedges and others	22.7

G	Effects on net debt of changes in consolidation perimeter	-3.2

H	Net debt at the beginning of the period (December 03)	5,086.7

I =H-D-E+F+G	Net debt at the end of the period (June 04)	5,269.6

VI	Includes contributions to Ipse for the payment to Ferrovie dello Stato, payments related to the acquisition of TCO, payments to NTT DoCoMo & Itochu related with the acquisition of a stake in Sudestecel, and payments related to the acquisition of 100% of TM Chile.

C	Telefónica Móviles, S.A. dividend in June 2004.

Cash Flow

In million Euros
EBITDA	3,527.6
(+/-) Income from sale/write down of assets	-9.6
-CAPEX accrued during the period	-1,029.0
-Write down of assets	14.6
-Net financial payments	-262.4
-Extraordinary payment/collection	-30.6
-Income tax payment	-43.2
-Net payment for financial investment	-1,107.6
-Payments of dividends	-783.8
(+/-) Investment in working capital	-438.8
(+/-) Others	-0.7
Cash flow after dividends	-163.5

2004 July-September	24

Appendix

Glossary

ARPU (Average Revenue per User): Average monthly revenue per customer. This includes revenues from fees, monthly subscriber fees, traffic –without discounting traffic promotions–, outgoing roaming and interconnection fees. It excludes handset sales and revenues from incoming roaming. Loyalty programs are not considered as lower revenues in the ARPU calculation

The ARPU figures appearing in this report refer to average ARPU for the quarter.

The average quarterly customer base is calculated as the average of the average customers bases of the three months in the quarter.

For the Brazilian operators, ARPU is calculated as service revenues (operating revenues—handset sales) divided by average customer base.

MOU (Minutes of Usage): Average airtime minutes per customer per month. Airtime minutes include outgoing traffic (mobile to fixed, on-net mobile and mobile to other mobile operators) and incoming traffic (fixed to mobile and other mobile operators to mobile).

Churn: Disconnection rate. This is calculated as the number of disconnections during the period among the average customer base for the period.

Commercial actions: Includes gross additions, migrations and handset changes.

Active MMS user: Any user who has sent or received an MMS in the last month, other than those who only receive promotional MMS messages.

Active I-mode user: Any user who has accessed i-mode content in the last month during an internet browsing session.

Consolidated net financial debt: Includes the financial debt of all the companies consolidated by the proportional and full consolidation method.

Net financial debt is defined as: Long-term debt + Short-term financial debt, including current maturities—Short-term investments—Cash and banks.

Proportionate net financial debt: Includes the net financial debt of the companies in which Telefónica Móviles Group has an economic stake and a significant influence in the management, weighted in each case by the economic ownership.

For more information:

Investor Relations

Paseo de Recoletos 7-9 – 2ª Planta. 28004 – Madrid

Tel: 91 - 423 40 27. Fax: 91 - 423 44 20

E-mail: garcialegaz_m@telefonicamoviles.com

    sanroman_a@telefonicamoviles.com

    ares_a@telefonicamoviles.com

www.telefonicamoviles.com/investors

This presentation to analysts contains statements that constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this presentation and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Telefónica Móviles undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica Móviles´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts are encouraged to consult the Company´s Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securities

25

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A

Date: November 10th, 2004	By:	/s/ Antonio Hornedo Muguiro
	Name:	Antonio Hornedo Muguiro
	Title:	General Counsel